UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)

American Land Lease, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

027118108

(CUSIP Number)

Pamela J. Jones

The Considine Companies

4582 South Ulster Street, #405

Denver, CO 80237

(303) 640-3309

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copy to:

Michael V. Gisser, Esq. Jonathan L. Friedman, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

300 South Grand Avenue

Los Angeles, CA

(213) 687-5000

February 18, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:   ☐

CUSIP No.: 027118108

1.	Name of reporting persons:

Terry Considine

2.	Check the appropriate box if a member of group
(a) [ ]
(b) [x][1]

3.	SEC use only

4.	Source of Funds

PF, OO

5.	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization:

United States Citizen

Number of shares beneficially owned by each reporting person with:

7.	Sole voting power:	461,293[2]

8. Shared voting power: 0

9.	Sole dispositive power:	461,293[3]

10. Shared dispositive power: 0

11.	Aggregate amount beneficially owned by each reporting person:

461,293[4]

12.	Check if the aggregate amount in row (11) excludes certain shares [ ]

13.	Percent of class represented by amount in row (11):

5.4%
14.	Type of reporting person:

IN

[1]

The Reporting Person disclaims membership in or existence of a group for purposes of Section 13(d)(3) (“Section 13(d)(3)”) under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”).

[2]	Represents shares of Common Stock subject to stock options that are held directly by Terry Considine and exercisable within 60 days.

[3]	See Footnote 2 above.

[4]	See Footnote 3 above.

CUSIP No.: 027118108

1.	Name of reporting persons:

Titahotwo Limited Partnership, RLLLP (“Titahotwo”)

2.	Check the appropriate box if a member of group
(a) [ ]
(b) [x][5]

3.	SEC use only

4.	Source of Funds

BK, PF, OO

5.	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization:

Colorado

Number of shares beneficially owned by each reporting person with:

7. Sole voting power: 0

8. Shared voting power: 0

9. Sole dispositive power: 0

10. Shared dispositive power: 0

11.	Aggregate amount beneficially owned by each reporting person:

0

12.	Check if the aggregate amount in row (11) excludes certain shares [ ]

13.	Percent of class represented by amount in row (11):

0%

14.	Type of reporting person:

PN

[5]	The Reporting Person disclaims membership in or existence of a group for purposes of Section 13(d)(3).

CUSIP No.: 027118108

1.	Name of reporting persons:

Considine Family Foundation (“CFF”)

2.	Check the appropriate box if a member of group
(a) [ ]
(b) [x][6]

3.	SEC use only

4.	Source of Funds

PF, OO

5.	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization:

Colorado

Number of shares beneficially owned by each reporting person with:

7. Sole voting power: 0

8. Shared voting power: 0

9. Sole dispositive power: 0

10. Shared dispositive power: 0

11.	Aggregate amount beneficially owned by each reporting person:

0

12.	Check if the aggregate amount in row (11) excludes certain shares [ ]

13.	Percent of class represented by amount in row (11):

0%

14.	Type of reporting person:

OO

[6]	The Reporting Person disclaims membership in or existence of a group for purposes of Section 13(d)(3).

CUSIP No.: 027118108

1.	Name of reporting persons:

Titaho Limited Partnership, RLLLP (“Titaho”)

2.	Check the appropriate box if a member of group
(a) [ ]
(b) [x][7]

3.	SEC use only

4.	Source of Funds

PF

5.	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization:

Colorado

Number of shares beneficially owned by each reporting person with:

7.	Sole voting power:	12,346[8]

8. Shared voting power: 0

9.	Sole dispositive power:	12,346[9]

10. Shared dispositive power: 0

11.	Aggregate amount beneficially owned by each reporting person:

12,346[10]

12.	Check if the aggregate amount in row (11) excludes certain shares [ ]

13.	Percent of class represented by amount in row (11):

0.2%

14.	Type of reporting person:

PN

[7]	The Reporting Person disclaims membership in or existence of a group for purposes of Section 13(d)(3).

[8]	Represents shares of Common Stock subject to stock options exercisable within 60 days.

[9]	See Footnote 8 above.

[10]	See Footnote 9 above.

CUSIP No.: 027118108

1.	Name of reporting persons:

Terry Considine 1998 April Trust (the “Trust”)

2.	Check the appropriate box if a member of group
(a) [ ]
(b) [x][11]

3.	SEC use only

4.	Source of Funds

OO

5.	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization:

Colorado

Number of shares beneficially owned by each reporting person with:

7.	Sole voting power:	12,346[12]

8. Shared voting power: 0

9.	Sole dispositive power:	12,346[13]

10. Shared dispositive power: 0

11.	Aggregate amount beneficially owned by each reporting person:

12,346[14]

12.	Check if the aggregate amount in row (11) excludes certain shares [ ]

13.	Percent of class represented by amount in row (11):

0.2%

14.	Type of reporting person:

OO

[11]	The Reporting Person disclaims membership in or existence of a group for purposes of Section 13(d)(3).

[12]	Represents shares of Common Stock subject to stock options exercisable within 60 days that are held by Titaho, for which the Trust is the general partner.

[13]	See Footnote 12 above.

[14]	See Footnote 13 above.

CUSIP	No.: 027118108

1.	Name of reporting persons:

Timothy M. Considine

2.	Check the appropriate box if a member of group
(a) [ ]
(b) [x] [15]

3.	SEC use only

4.	Source of Funds

OO

5.	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization:

United States citizen

Number	of shares beneficially owned by each reporting person with:

7.	Sole voting power:	12,346[16]

8. Shared voting power: 0

9.	Sole dispositive power:	12,346[17]

10. Shared dispositive power: 0

11.	Aggregate amount beneficially owned by each reporting person:

12,346[18]

12.	Check if the aggregate amount in row (11) excludes certain shares [ ]

13.	Percent of class represented by amount in row (11):

0.2%

14.	Type of reporting person:

IN

[15]	The Reporting Person disclaims membership in or existence of a group for purposes of Section 13(d)(3).

[16]

Represents shares of Common Stock subject to stock options exercisable within 60 days that are held by Titaho, for which the Trust is the general partner. Because Timothy M. Considine is the trustee of the Trust, he may be deemed to have indirect beneficial ownership of the shares of Common Stock owned by Titaho, by virtue of his status as the trustee of the general partners. Timothy M. Considine disclaims beneficial ownership of the shares of Common Stock owned by Titaho.

[17]	See Footnote 16 above.

[18]	See Footnote 17 above.

The information set forth in response to each separate Item shall be deemed to be a response to all Items where such information is relevant.

This Amendment No. 5 (“Amendment No. 4”) amends the Schedule 13D of Terry Considine, Titahotwo Limited Partnership, RLLLP (“Titahotwo”), the Considine Family Foundation (“CFF”), Titaho Limited Partnership, RLLLP (“Titaho”), the Terry Considine 1998 April Trust (the “Trust”) and Timothy M. Considine (collectively with Terry Considine, Titahotwo, CFF, Titaho and the Trust, the “Reporting Persons”), filed December 6, 2004, as amended and restated by the Amendment No. 1 to Schedule 13D filed November 17, 2005, the Amendment No. 2 to Schedule 13D filed February 12, 2008, the Amendment No. 3 to Schedule 13D filed April 25, 2008, and the Amendment No. 4 to Schedule 13D filed December 12, 2008 (collectively, the “Statement”). Except as specifically amended by this Amendment No. 5, the Statement remains in full force and effect. Capitalized terms used and not otherwise defined in this Amendment No. 5 shall have the meanings given to them in the Statement.

The following items of the Statement are hereby amended as follows:

Item 4. Purpose of Transaction.

Item 4 is hereby amended and restated as follows:

On December 9, 2008, the Issuer and Asset Investors Operating Partnership, L.P. (“AIOP”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with GCP REIT II, a Maryland real estate investment trust (“Parent”), and GCP Sunshine Acquisition, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Purchaser”). Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, on December 23, 2008, the Purchaser commenced a cash tender offer (the “Tender Offer”) for all of the outstanding shares of common stock, par value $0.01 per share (“Common Stock”), of the Issuer, at $14.20 per share (the “Offer Price”), subject to applicable withholding tax, net to the seller in cash without interest. On February 18, 2009, the Tender Offer was consummated and Purchaser accepted for payment all shares of the Common Stock that were validly tendered and not properly withdrawn prior to the expiration of the Tender Offer. Pursuant to the terms and subject to the conditions in the Merger Agreement, Purchaser will be merged with the Issuer (the “Merger”) and Common Stock not acquired in the Tender Offer will be converted into the right to receive cash equal to the Offer Price. The Purchaser also directed AIOP to offer to redeem all its outstanding units of limited partnership (the “OP Units”) for cash equal to the Offer Price (the “OP Offer”).

In connection with the Merger Agreement, Terry Considine, Titahotwo and Titaho, along with Thomas L. Rhodes, Bruce D. Benson and Bruce E. Moore, each of whom is also a director of the Issuer (collectively, the “Securityholders”), entered into a Tender and Support Agreement, dated as of December 9, 2008, with Parent and Purchaser (the “Tender and Support Agreement”), pursuant to which each Securityholder agreed, subject to the terms and conditions set forth therein, to tender in the Tender Offer and OP Offer all of their shares of Common Stock and OP Units. The Securityholders also agreed to vote in favor of the Merger and against any alternative business combination transactions. In addition, the Securityholders granted to such persons as Parent designates a proxy to vote their shares, which proxy will be revoked automatically upon termination of the Tender and Support Agreement in accordance with its terms.

All of the Reporting Persons tendered all of their shares of Common Stock and OP Units in the Tender Offer and OP Offer, in each case at the Offer Price and on February 18, 2009, all of such shares of Common Stock and OP Units were accepted for payment by Purchaser. In addition, on February 18, 2009, Terry Considine resigned as Chairman of the Board, Chief Executive Officer and as a director of the Issuer, pursuant to the terms of the Merger Agreement.

Other than as described above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of this Statement.

The foregoing descriptions of the Merger Agreement and the Tender and Support Agreement are qualified in their entirety by reference to the full text of such agreements. The Merger Agreement and the Tender and Support Agreement are filed as Exhibit 2 and Exhibit 3, respectively, and are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended as follows:

(a) and (b)

Reporting Persons	Number of Shares With Sole Voting and Dispositive Power	Number of Shares With Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned
Terry Considine	461,293[1]	0	461,293	5.4%
Titahotwo	0	0	0	0%
Titaho	12,346[2]	0	12,346	0.2%
CFF	0	0	0	0%
Trust	12,346[3]	0	12,346	0.2%
Timothy M. Considine	12,346[4]	0	12,346	0.2%

(c) On February 18, 2009, pursuant the Tender Offer, Purchaser accepted for payment: (i) 76,578 shares of Common Stock and 262,331 OP Units owned by Terry Considine, (ii) 342,197 shares of Common Stock and 27,765 OP Units owned by Titahotwo, (iii) 81,079 shares of Common Stock owned by CFF, (iv) 201,090 shares of Common Stock owned by Titaho, (v) 201,090 shares of Common Stock

[1]	Represents shares of Common Stock subject to stock options that are held directly by Terry Considine and exercisable within 60 days.

[2]	Represents shares of Common Stock subject to stock options exercisable within 60 days.

[3]	Represents shares of Common Stock subject to stock options exercisable within 60 days that are held by Titaho, for which the Trust is the general partner.

[4]

Represents shares of Common Stock subject to stock options exercisable within 60 days that are held by Titaho, for which the Trust is the general partner. Because Timothy M. Considine is the trustee of the Trust, he may be deemed to have indirect beneficial ownership of the shares of Common Stock owned by Titaho, by virtue of his status as the trustee of the general partners. Timothy M. Considine disclaims beneficial ownership of the shares of Common Stock owned by Titaho.

owned by the Trust, and (vi) 201,090 shares of Common Stock owned by Timothy M. Considine, in each case at the Offer Price net to the seller in cash.

(d)	Not applicable.

(e) On February 18, 2009, Titahotwo, Titaho, CFF, the Trust and Timothy M. Considine, individually and in the aggregate, ceased to be the beneficial owners of more than five percent of the Issuer’s securities.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Exhibit

1	Joint Filing Agreement dated November 10, 2004.*

2	Agreement and Plan of Merger, dated as of December 9, 2008, by and among GCP REIT II, GCP Sunshine Acquisition, Inc., American Land Lease, Inc. and Asset Investors Operating Partnership, L.P.*

3	Tender and Support Agreement, dated as of December 9, 2008, by and among GCP, GCP Sunshine Acquisition, Inc. and certain stockholders of American Land Lease, Inc.*

*	Previously filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 23, 2009	/s/ Terry Considine
Terry Considine

Dated: February 23, 2009	Titahotwo Limited Partnership, RLLLP

By: /s/ Terry Considine
Name: Terry Considine
Title: General Partner

Dated: February 23, 2009	Considine Family Foundation

By: /s/ Elizabeth C. Considine
Name: Elizabeth C. Considine
Title: President

Dated: February 24, 2009	Titaho Limited Partnership, RLLLP

By: /s/ Timothy M. Considine
Name: Timothy M. Considine
Title:Trustee for the general partner, Terry Considine 1998 April Trust

Dated: February 24, 2009	Terry Considine 1998 April Trust

By: /s/ Timothy M. Considine
Name: Timothy M. Considine
Title: Trustee

Dated: February 24, 2009	/s/ Timothy M. Considine
Name: Timothy M. Considine